Exhibit 99.1

SSYS Strategic Alternatives / EGM Results Release

NOT FOR IMMEDIATE RELEASE

Stratasys to Explore Strategic Alternatives to Maximize Shareholder Value

Terminates Merger Agreement with Desktop Metal

Board of Directors Adopts Limited Extension of Shareholder Rights Plan

MINNEAPOLIS & REHOVOT, Israel—September 28, 2023— Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced that its Board of Directors has initiated a process to explore strategic alternatives for the Company. This decision follows its announcement that, based on its preliminary count of the votes cast at the Company’s Extraordinary General Meeting of Shareholders (the “Stratasys EGM”), Stratasys shareholders did not approve the terms of the previously announced merger agreement with Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”) dated May 25, 2023 (the “Merger Agreement”). Accordingly, Stratasys has terminated the Merger Agreement. The final, certified voting results for the Stratasys EGM will be provided in a Form 6-K to be furnished to the U.S. Securities and Exchange Commission, which Stratasys expects to occur within four business days.

The comprehensive process to maximize shareholder value will begin immediately. Potential strategic alternatives to be explored or evaluated may include, but are not limited to, a strategic transaction, potential merger, business combination or sale.

“We have decided to undertake a comprehensive and thorough review of all available strategic alternatives,” said Dov Ofer, Chairman of Stratasys’ Board of Directors. “We are entering this review as the leader in the additive manufacturing space and will continue to execute our strategy, powered by innovation and profitable growth, which has led Stratasys to outpace the competition. Importantly, we remain focused on our mission to deliver value to customers and are committed to taking the appropriate actions to maximize value for all Stratasys shareholders.”

There can be no assurance that the Company’s strategic review process will result in any transaction or other strategic outcome. Stratasys does not intend to disclose further developments on this strategic review process unless and until it determines that such disclosure is appropriate or necessary.

Shareholder Rights Plan Extension

Additionally, the Stratasys Board of Directors has unanimously adopted an amendment to Stratasys’ shareholder rights plan (the “Rights Plan”), pursuant to which the expiration date of the Rights Plan was extended for three months.

The Rights Plan is not intended to prevent or interfere with any action with respect to Stratasys that the Board determines to be in the best interests of the Company and its shareholders. Instead, it will support the Board’s ability to carry out its strategic review process and position the Board to fulfill its fiduciary duties on behalf of all shareholders by ensuring the Board is able to evaluate all options to maximize shareholder value, and preserve for all shareholders the long-term value of the company in the event of a takeover or acquisition of a controlling stake without the payment of a control premium for all Stratasys ordinary shares.

Additional details about the Rights Plan extension will be included in a separate Form 6-K to be furnished by Stratasys to the SEC.

Advisors

J.P. Morgan is acting as exclusive financial advisor to Stratasys, and Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions, including, without limitation, statements related to the process to explore and evaluate strategic alternatives and potential outcomes thereof. There can be no assurance of a successful outcome from these efforts, or of the form or timing of any such outcome. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ actual results and performance to be materially different from those expressed or implied in the forward-looking statements. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ Annual Reports on Form 20-F, and Stratasys’ Reports of Foreign Private Issuer on Form 6-K that published its results for the quarter and six months ended June 30, 2023, which it furnished to the SEC on August 9, 2023. The forward-looking statements included in this communication are made only as of the date hereof. Stratasys undertakes no obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

Morrow Sodali

SSYS@info.morrowsodali.com

(800) 662-5200

(203) 658-9400

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Israel Media

Erik Snider
Director, Global Public Relations
Erik.Snider@stratasys.com

Yael Arnon

Scherf Communications

yaela@scherfcom.com

+972527202703

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